TEMPLETON GLOBAL GOVERNMENTS INCOME TRUST
                 Annual Meeting of Shareholders, August 1, 2002

The Annual Meeting of Shareholders of the Trust was held at the Trust's offices, 500 E. Broward Blvd., Ft. Lauderdale, Florida, on August 1, 2002. The purpose of the meeting was to elect four Trustees of the Trust and to approve an Agreement and Plan of Acquistion between the Trust and Templeton Global Income Fund, Inc. ("Global Income Fund") that proivdes for (i) the acquisition of substantially all of the assets of the Trust by Global Income Fund in exchange solely for shares of Global Income Fund, (ii) the distribution of such shares to the shareholders of the Trust, and (iii) the complete liquidation and dissolution of the Trust. At the meeting, the following persons were elected by the shareholders to serve as Trustee of the Trust: Frank J. Crothers, Rupert H. Johnson, Jr., Fred R. Millsaps and Constantine D. Tseretopoulos.* In addition, Shareholders approved an Agreement and Plan of Acquistion between the Trust and Global Income Fund that proivdes for (i) the acquisition of substantially all of the assets of the Trust by Global Income Fund in exchange solely for shares of Global Income Fund, (ii) the distribution of such shares to the shareholders of the Trust, and (iii) the complete liquidation and dissolution of the Trust.No other business was transacted at the meeting.

The results of the voting at the Annual Meeting are as follows:

The election of four (4) Trsutees:

                                                % OF          % OF                          % OF        % OF
                                            OUTSTANDING      VOTED                      OUTSTANDING    VOTED
  TERM EXPIRING 2005:              FOR         SHARES        SHARES        WITHHELD        SHARES      SHARES
--------------------------------------------------------------------------------------------------------------
  Frank J. Crothers ............ 18,608,684     85.74%        95.53%        871,034          4.02%      4.47%
  Rupert H. Johnson, Jr. ....... 18,611,661     85.76%        95.54%        868,057          4.00%      4.46%
  Fred R. Millsaps ............. 18,583,219     85.62%        95.40%        896,499          4.14%      4.60%
  Constantine D. Tseretopoulos.. 18,569,965     85.56%        95.33%        909,753          4.20%      4.67%


* Harris J. Ashton, Nicholas F. Brady, S. Joseph Fortunato, Andrew H. Hines, Jr., Edith E. Holiday, Betty P. Krahmer and Gordon S. Macklin are Trustees of the Trust who are currently serving and whose terms of office continued after the Annual Meeting of Shareholders. Charles B. Johnson currently serve as Interested Trustee. His terms of office continued after the Annual Meeting of Shareholders.


Proposal 2. The approval of an Agreement and Plan of Acquistion between the Trust and Templeton Global Income Fund, Inc. ("Global Income Fund") that proivdes for (i) the acquisition of substantially all of the assets of the Trust by Global Income Fund in exchange solely for shares of Global Income Fund, (ii) the distribution of such shares to the shareholders of the Trust, and (iii) the complete liquidation and dissolution of the Trust.


                                            % OF           % OF
                                         OUTSTANDING       VOTED
                          SHARES VOTED     SHARES          SHARES
------------------------------------------------------------------
For ...................  12,094,961        55.73%          89.90%
Against ...............     905,495         4.17%           6.73%
Abstain ...............     452,991         2.09%           3.37%
Broker Non-Votes ......   6,026,271        27.77%             --
------------------------------------------------------------------
TOTAL .................  19,479,718        89.76%         100.00%